07021932

RECEIVED

2007 MAR 19 A 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Apollo Hospitals
CHENNAI

touching lives

Date : February 23, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Sub : Allotment of Convertible Equity Share Warrants to Ms. Sangita Reddy, one of the Promoters of the Company.

The Committee of Board of Directors at its meeting held today approved the allotment of 1,550,000 Equity Share Warrants to Ms. Sangita Reddy, with each warrant convertible into one equity share of the Company of nominal value of Rs.10/- each at a price of Rs.442.55 which includes a premium of Rs. 432.55 per share. The warrants shall be convertible into equity shares at any time within 18 months from the date of allotment i.e., 22nd August 2008.

Please take this on record.

PROCESSED
MAR 2 1 2007
THOMSON
FINANCIAL

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K.Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

Dlw 3/20

IS/ISO 9001 : 2000

END